Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: OPKO Health, Inc.

Commission File No.: 000-33528

Subject Company: Bio-Reference Laboratories, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by OPKO Health, Inc.: 333-205480

OPKO Lab Signs Contracts with Leading Preferred Provider Networks for

Laboratory Testing Services Including the 4Kscore® Test

Miami, Florida –August 19, 2015 – OPKO Health, Inc. (NYSE:OPK) today announced that it has entered into agreements with Stratose, Three Rivers Provider Network and Fortified Provider Network for testing services from OPKO Lab, including the 4Kscore®Test, the only blood test that accurately identifies an individual patient’s risk for high-grade, aggressive cancer. The cumulative contracts, with some of the largest healthcare PPO network providers in the U.S., will give over 25 million people access to the testing services of OPKO Lab.

“These agreements demonstrate the value of the portfolio of testing services offered by OPKO Lab, including the 4Kscore Test,” said David Okrongly, Ph.D., President of OPKO Diagnostics. “We are gratified at the growing acceptance by health plan customers of the value offered to patients and physicians by the 4Kscore Test and our other testing services. We look forward to providing these services to their network participants.”

OPKO Lab, a full service urological testing laboratory, is the provider of the 4Kscore Test. The 4Kscore Test is the only blood test that accurately identifies an individual patient’s risk for high-grade, aggressive cancer and is now included in the NCCN 2015 Guidelines for Prostate Cancer Early Detection.

“The expansion of insurance coverage for our proprietary tests such as the 4Kscore Test is a major focus for OPKO,” said Phillip Frost, M.D., OPKO’s Chairman and Chief Executive Officer. “We expect insurance coverage to further accelerate after the closing of the pending Bio-Reference Laboratories acquisition.”

About the 4Kscore Test

The 4Kscore Test is the only blood test that accurately identifies an individual patient’s risk for aggressive prostate cancer, the lethal form of prostate cancer. The 4Kscore Test uses a proprietary algorithm that incorporates the blood levels of four different prostate-derived kallikrein proteins, Total PSA, Free PSA, Intact PSA and Human Kallikrein-2 (hK2), plus the patient’s age, Digital Rectal

Exam (DRE) status (nodule / no nodule) and prior negative biopsy status (yes / no) to calculate the percentage risk (probability) of finding a Gleason Score 7 or higher grade of prostate cancer. The four kallikrein panel of biomarkers utilized in the 4Kscore Test is based on over a decade of research conducted by scientists at Memorial Sloan-Kettering Cancer Center and leading European institutions and is established as a recommended standard of care in the 2015 NCCN Prostate Cancer Early Detection Guidelines. The 4Kscore Test provides individualized risk for the presence of aggressive prostate cancer and adds new information to the shared decision making discussion between the urologist and the patient.

About OPKO Health

OPKO is a multinational biopharmaceutical and diagnostics company that seeks to establish industry-leading positions in large, rapidly growing markets by leveraging its discovery, development and commercialization expertise and novel and proprietary technologies. For more information, visit http://www.opko.com.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Bio-Reference Laboratories, Inc. (“Bio-Reference Laboratories”) and OPKO Health, Inc. (“OPKO”). In connection with this proposed business combination, Bio-Reference Laboratories and/or OPKO have and will file relevant materials with the Securities Exchange Commission (the “SEC”), including an OPKO registration statement on Form S-4, which was filed with the SEC on July 2, 2015, was amended by Amendment No. 1 on July 15, 2015, and was declared effective on July 17, 2015, and a definitive proxy statement/prospectus in connection with the proposed transaction, which was filed by Bio-Reference Laboratories and OPKO on July 20, 2015. Bio-Reference Laboratories first mailed the definitive proxy statement/prospectus to Bio-Reference Laboratories shareholders on July 20, 2015. INVESTORS AND SECURITY HOLDERS OF BIO-REFERENCE LABORATORIES AND OPKO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Bio-Reference Laboratories and/or OPKO through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bio-Reference Laboratories are available free of charge on Bio-Reference Laboratories’ website at http://www.bioreference.com or by contacting Bio-Reference Laboratories’ Investor Relations Department by email at tmackay@bioreference.com or by phone at (201) 791-2600. Copies of the documents filed with the SEC by OPKO are available free of charge on OPKO’s website at www.opko.com or by contacting OPKO’s Investor Relations Department by email at contact@opko.com or by phone at (305) 575-4100.

Participants in Solicitation

Bio-Reference Laboratories, OPKO, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bio-Reference Laboratories is set forth in its Annual Report on Form 10-K for the year ended October 31, 2014, which was filed with the SEC on January 13, 2015, its Quarterly Report on Form 10-Q for the quarter ended April 30, 2015 which was filed with the SEC on June 9, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 5, 2015, April 29, 2015, June 4, 2015, June 8, 2015, June 10, 2015, June 11, 2015 and August 10, 2015. Information about the directors and executive officers of OPKO is set forth in its amended Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015 and April 30, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 7, 2015, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 which was filed with the SEC on May 11, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 19, 2015, June 4, 2015, June 9, 2015, June 10, 2015, June 18, 2015 and July 2, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Bio-Reference Laboratories by OPKO, including any statements regarding the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding OPKO’s and Bio-Reference Laboratories’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Bio-Reference Laboratories and OPKO, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of Bio-Reference Laboratories’ shareholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; ability to successfully integrate the businesses; risk that the transaction and its announcement could have an adverse effect on Bio-Reference Laboratories’ ability to retain customers and retain and hire key personnel; the risk that any potential synergies from the transaction may not be fully realized or may take longer to realize than expected; new information arising out of clinical trial results; and the risk that the safety and/or efficacy results of existing clinical trials will not support continued clinical development, as well as risks inherent in funding, developing and obtaining regulatory approvals of new, commercially-viable and competitive products and treatments. In addition, forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. The forward-looking statements contained in this communication may become outdated over time. OPKO and Bio-Reference Laboratories do not assume any responsibility for updating any forward-looking statements. Additional information concerning these and other factors can be found in Bio-Reference Laboratories’ and OPKO’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at www.sec.gov, including Bio-Reference Laboratories’ and OPKO’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and the definitive proxy statement/prospectus. The foregoing list of important factors is not exclusive. Bio-Reference Laboratories and OPKO assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

OPKO Health, Inc.

David Okrongly, 305-575-4133

Source: OPKO Health, Inc.